TORYS LLP
NEW YORK TORONTO

237 Park Avenue
New York, New York
10017.3142

TEL 212.880.6000
FAX 212.682.0200

www.torys.com

Daniel M. Miller
Direct Tel. 212.880.6079
Direct Fax 212.682.0200
dmiller@torys.com


05007655

April 25, 2005


SEC MAIL PROCESSING
RECEIVED
APR 26 2005
WASH, D.C. 202 SECTION

By Overnight Courier

SUPPL

Securities and Exchange Commission
Judiciary Plaza
450 - 5th Street, N.W.
Washington, D.C. 20549

Dear Sir or Madam:

Re: Highpine Oil & Gas Limited
Submission Pursuant to Rule 12g3-2(b)
File No. 82-34869

Pursuant to Rule 12g3-2(b) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we herewith submit, on behalf of our client, Highpine Oil & Gas Limited (the "Company"), the following documents:

1. News release, dated April 25, 2005.
2. News release, dated April 25, 2005.

As required pursuant to Rule 12g3-2(b), the Company's exemption number appears in the upper-right hand corner of each unbound page and of the first page of each bound document.

Also enclosed is a copy of this letter. Please indicate your receipt of this letter and the enclosed information by stamping such copy and returning it to the undersigned in the enclosed self-addressed, stamped envelope. Please contact the undersigned at (212) 880-6079 if you have any questions or require any additional information with respect to the enclosed.

Yours truly,

Daniel M. Miller

cc: Fred Davidson
Burnet, Duckworth & Palmer LLP

DMM/cr

PROCESSED
MAY 06 2005
THOMSON
FINANCIAL

5343979.1
01549-2024

TORYS LLP

NEW YORK TORONTO

237 Park Avenue
New York, New York
10017.3142

TEL 212.880.6000
FAX 212.682.0200

www.torys.com

Daniel M. Miller
Direct Tel. 212.880.6079
Direct Fax 212.682.0200
dmiller@torys.com

April 25, 2005


SEC MAIL PROCESSING
RECEIVED
APR 2 6 2005
WASH DC 202
SECTION

By Overnight Courier

Securities and Exchange Commission
Judiciary Plaza
450 - 5th Street, N.W.
Washington, D.C. 20549

Dear Sir or Madam:

Re: Highpine Oil & Gas Limited
Submission Pursuant to Rule 12g3-2(b)
File No. 82-34869

Pursuant to Rule 12g3-2(b) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we herewith submit, on behalf of our client, Highpine Oil & Gas Limited (the "Company"), the following documents:

1. News release, dated April 25, 2005.
2. News release, dated April 25, 2005.

As required pursuant to Rule 12g3-2(b), the Company's exemption number appears in the upper-right hand corner of each unbound page and of the first page of each bound document.

Also enclosed is a copy of this letter. Please indicate your receipt of this letter and the enclosed information by stamping such copy and returning it to the undersigned in the enclosed self-addressed, stamped envelope. Please contact the undersigned at (212) 880-6079 if you have any questions or require any additional information with respect to the enclosed.

Yours truly,

Daniel M. Miller

cc: Fred Davidson
Burnet, Duckworth & Palmer LLP

DMM/cr

5343979.1
01549-2024

File No. 82-34869


HIGHPINE
OIL & GAS LIMITED



NEWS RELEASE

HIGHPINE OIL & GAS LIMITED PROVIDES RESERVES, PRODUCTION AND LANDHOLDING UPDATES

Calgary, Alberta, April 25, 2005 – Highpine Oil & Gas Limited ("**Highpine**" or the "**Company**") is pleased to announce that it has received an updated reserves report (the "**Updated Reserves Report**") prepared by Paddock Lindstrom & Associates Ltd. ("**Paddock**") evaluating Highpine's oil, natural gas liquids and natural gas reserves as at April 1, 2005. The Updated Reserves Report incorporates the reserves of Highpine's successful 9-35-48-8W 5M exploration well which Highpine presently has a 60% gross working interest in, and assuming the completion of the recently announced merger with Vaquero Energy Ltd., will have a 100% gross working interest. A summary of Highpine's reserves utilizing Paddock's forecast prices and costs, as at April 1, 2005 and December 31, 2004, is provided below. An update of Highpine's production and landholdings is also provided below.

Reserves Highlights

Highlights of the Updated Reserves Report include:

- A 17% increase in the pre-tax net present value of future net revenue (discounted at 10% per year) of total proved plus probable reserves to $198.6 million, up by $29.1 million from $169.5 million as at December 31, 2004; and

- A 6% increase in total proved plus probable gross working interest reserves to 12,894 mboe, up by 717 mboe from 12,177 mboe as at December 31, 2004.

Production and Landholding Highlights

- A 4% increase in total proved plus probable net working interest reserves to 9,940 mboe, up by 355 mboe from 9,585 mboe as at December 31, 2004;

- Estimated average April 2005 production of approximately 3,600 boe/d; and

- An 8% increase in working interest undeveloped landholdings to 98,100 net acres, up by 7,500 net acres from 90,600 net acres as at December 31, 2004.

Reserves

As at April 1, 2005, Highpine's total pre-tax net present value of future net revenue (discounted at 10% per year) of total proved plus probable reserves were $198.6 million, an increase of 17% compared to $169.5 million as at December 31, 2004.

As at April 1, 2005, Highpine's total proved plus probable gross working interest reserves were 12,894 mboe, an increase of 6% compared to 12,177 mboe as at December 31, 2004 and total proved plus probable net working interest reserves were 9,940 mboe, an increase of 4% compared to 9,585 mboe as at December 31, 2004.

The growth in reserves volumes resulted principally from Highpine's successful first quarter drilling program, during which the Company drilled 4.1 net (9 gross) wells with a 75% success rate in fully evaluated wells.

The increase in net present value is primarily the result of increased volumes, higher commodity prices and reduced operating costs achieved during the trailing quarter.

The tables below summarize Highpine's crude oil, NGL and natural gas reserves and the estimated present worth of future net cash flows associated with such reserves utilizing Paddock's forecast prices and costs as at April 1, 2005 and December 31, 2004, respectively.

Summary of Crude Oil, NGL and Natural Gas Reserves and Net Present Values of Estimated Future Net Revenue as of April 1, 2005 Based on Forecast Price Assumptions

	Reserves									
	Light and Medium Oil		Heavy Oil		Natural Gas		Natural Gas Liquids		Total	
Reserves Category	Gross (mbbl)	Net (mbbl)	Gross (mbbl)	Net (mbbl)	Gross (mmcf)	Net (mmcf)	Gross (mbbl)	Net (mbbl)	Gross (mboe)	Net (mboe)
Proved										
Developed Producing	1,340	1,052	747	641	11,530	9,207	488	364	4,497	3,592
Developed Non-Producing	1,889	1,389	-	-	5,085	3,933	376	274	3,113	2,319
Total Developed	3,229	2,441	747	641	16,615	13,140	864	638	7,609	5,911
Undeveloped	484	373	-	-	358	270	19	15	527	433
Total Proved	3,713	2,814	747	641	16,973	13,410	883	653	8,172	6,426
Probable	2,929	2,197	153	132	7,755	6,068	348	257	4,722	3,597
Total Proved Plus Probable	6,642	5,011	900	773	24,728	19,478	1,231	910	12,894	9,940

	Net Present Values of Future Net Revenue									
	Before Income Taxes Discounted at (%/year)					After Income Taxes Discounted at (%/year)				
Reserves Category	0	5	10	15	20	0	5	10	15	20
	(Thousands of Dollars)									
Proved										
Developed Producing	95,346	82,698	73,795	67,117	61,885	92,061	79,571	70,809	64,261	59,146
Developed Non-Producing	72,936	59,740	51,171	45,109	40,561	51,864	41,154	34,459	29,861	26,491
Total Developed	168,282	142,438	124,966	112,226	102,445	143,925	120,724	105,269	94,123	85,637
Undeveloped	13,014	10,560	8,827	7,546	6,561	8,424	6,717	5,515	4,629	3,953
Total Proved	181,295	152,998	133,794	119,772	109,007	152,349	127,441	110,783	98,752	89,590
Probable	108,243	80,738	64,816	54,382	46,982	71,252	52,463	41,733	34,750	29,821
Total Proved Plus Probable	289,539	233,736	198,610	174,154	155,989	223,601	179,904	152,517	133,502	119,411

Summary of Crude Oil, NGL and Natural Gas Reserves and Net Present Values of Estimated Future Net Revenue as of December 31, 2004 Based on Forecast Price Assumptions

	Reserves									
	Light and Medium Oil		Heavy Oil		Natural Gas		Natural Gas Liquids		Total	
Reserves Category	Gross (mbbl)	Net (mbbl)	Gross (mbbl)	Net (mbbl)	Gross (mmcf)	Net (mmcf)	Gross (mbbl)	Net (mbbl)	Gross (mboe)	Net (mboe)
Proved										
Developed Producing	1,462	1,143	680	582	12,423	9,948	518	393	4,731	3,776
Developed Non-Producing	1,171	900	95	80	4,390	3,520	312	239	2,310	1,806
Total Developed	2,633	2,043	775	662	16,813	13,468	830	632	7,040	5,582
Undeveloped	867	642	-	-	1,136	890	80	63	1,136	853
Total Proved	3,500	2,685	775	662	17,949	14,358	910	695	8,177	6,435
Probable	2,239	1,751	144	125	7,954	6,300	292	224	4,001	3,150
Total Proved Plus Probable	5,739	4,436	919	787	25,903	20,658	1,202	919	12,177	9,585

Reserves Category	Net Present Values of Future Net Revenue									
	Before Income Taxes Discounted at (%/year)					After Income Taxes Discounted at (%/year)				
	0	5	10	15	20	0	5	10	15	20
	(Thousands of Dollars)									
Proved										
Developed Producing	97,087	82,927	73,085	65,800	60,157	78,217	66,007	57,664	51,568	46,893
Developed Non-Producing	51,245	41,264	34,678	29,985	26,460	34,438	27,246	22,632	19,400	17,000
Total Developed	148,332	124,191	107,763	95,785	86,617	112,655	93,252	80,296	70,968	63,893
Undeveloped	20,603	15,760	12,507	10,171	8,413	13,502	9,970	7,604	5,911	4,642
Total Proved	168,935	139,951	120,270	105,956	95,031	126,157	103,222	87,900	76,879	68,534
Probable	90,611	64,092	49,198	39,761	33,281	60,395	42,269	32,173	25,802	21,440
Total Proved Plus Probable	259,545	204,042	169,468	145,717	128,312	186,552	145,491	120,073	102,681	89,974

Notes:
(1) Columns may not add due to rounding.
(2) "**Gross**" means Highpine's total working interest and/or royalty interest share before royalties owned by others.
"**Net**" means Highpine's total working interest and/or royalty interest share after deducting the amounts attributable to royalties owned by others.

Production

The Company's estimated average production for April 2005 is approximately 3,600 boe/d, based on field estimates, weighted approximately 60% toward oil. In addition, construction is continuing on the Violet Grove Battery and it is expected to be commissioned in May 2005.

The following table summarizes certain production information for each of Highpine's principal properties for the periods indicated.

	Production (boe/d)		
	Average 2004	Exit 2004	Average April 2005
Pembina	1,400	1,500	1,900
Joffre/Gilby	700	1,000	900
Bantry/Retlaw	410	600	600
Other	140	300	200
	2,650	3,400	3,600

Landholdings

As at April 1, 2005, Highpine's working interest undeveloped landholdings were 98,100 net acres, an increase of 8% compared to 90,600 net acres as at December 31, 2004.

Reader Advisory

The Updated Reserves Report was prepared in accordance with the standards contained in the Canadian Oil and Gas Evaluation Handbook ("**COGE Handbook**") and the reserves definitions contained in National Instrument 51-101 – *Standards of Disclosure for Oil and Gas Activities* ("**NI 51-101**") and the COGE Handbook.

All evaluations of future net cash flows are stated before and after the provision for income taxes and prior to indirect costs and after deduction of royalties, estimated future capital expenditures and well abandonment costs and after giving effect to the Alberta Royalty Tax Credit. It should not be assumed that the present values of estimated future net cash flows shown above is representative of the fair market value of Highpine's crude oil, natural gas liquids and natural gas reserves. There is no assurance that the price and cost assumptions used in estimating such future net cash flows will be consistent with actual prices and costs and variances could be

material. The recovery and reserve estimates of Highpine's crude oil, natural gas liquids and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual crude oil, natural gas liquids and natural gas reserves may be greater than or less than the estimates provided herein.

Boes may be misleading, particularly if used in isolation. A boe conversion ratio of six mcf to one bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. This conversion factor is an industry accepted norm and is not based on either energy content or current prices.

Statements in this press release contain forward-looking information including expectations of future production and components of cash flow and earnings. Readers are cautioned that assumptions used in the preparation of such information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. These risks include, but are not limited to; the risks associated with the oil and gas industry, commodity prices and exchange rate changes. Industry related risks include, but are not limited to, operational risks in exploration, development and production, delays or changes in plans, risks associated with the uncertainty of reserve estimates, health and safety risks and the uncertainty of estimates and projections of production, costs and expenses. The risks outlined above should not be construed as exhaustive. The reader is cautioned not to place undue reliance on this forward-looking information. The Company undertakes no obligation to update or revise any forward-looking statements except as required by applicable securities laws.

The reader is further cautioned that the preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make certain judgements and estimates that affect the reported amounts of assets, liabilities, revenues and expenses. Estimating reserves is also critical to several accounting estimates and requires judgments and decisions based upon available geological, geophysical, engineering and economic data. These estimates may change, having either a negative or positive effect on net earnings as further information becomes available, and as the economic environment changes.

Highpine Oil & Gas Limited is a Calgary-based oil and natural gas company engaged in the exploration for, and the acquisition, development and production of, natural gas and crude oil in Western Canada. The Company's class A common shares trade on the Toronto Stock Exchange under the symbol "HPX".

For further information, please contact:

A. Gordon Stollery, Chairman, President and Chief Executive Officer
Greg N. Baum, Executive Vice President and Chief Operating Officer or
Harry D. Cupric, Vice President, Finance and Chief Financial Officer

Highpine Oil & Gas Limited
Suite 2200, 500 - 4th Avenue S.W.
Calgary, Alberta T2P 2V6
Canada
Telephone: (403) 265-3333
Facsimile: (403) 265-3362
Website: www.highpineog.com

File No. 82-34869


HIGHPINE
OIL & GAS LIMITED



NEWS RELEASE

HIGHPINE OIL & GAS LIMITED REPORTS 2004 FINANCIAL AND OPERATIONAL RESULTS AND PROVIDES 2005 OUTLOOK

Calgary, Alberta, April 25, 2005 – Highpine Oil & Gas Limited ("**Highpine**" or the "**Company**") is pleased to report 2004 financial and operational results and provide its 2005 outlook.

2004 Financial & Operational Highlights

- Gross oil and gas revenues increased 142% to $41.0 million from $16.9 million in 2003;
- Cash flow increased 70% to $19.8 million from $11.6 million in 2003;
- Net capital expenditures increased 378% to $112.3 million from $23.5 million in 2003;
- Drilled 54 gross (23 net) wells with an 80% success rate;
- Average daily production increased 129% to 2,648 boe/d from 1,157 boe/d in 2003;
- Proved plus probable reserves increased 202% to 12.2 million boe from 4.04 million boe in 2003;
- Net undeveloped landholdings increased 50% to 90,600 net acres from 60,500 net acres in 2003;
- Acquired a 50% interest in Rubicon Energy Corporation, a private oil and gas company, for $51.1 million, which added 2.67 million boe's of proved reserves; and
- Completed two private placement equity financings for total gross proceeds of $40.5 million.

2005 Outlook Highlights

- Completed initial public offering of 4.0 million common shares for gross proceeds of $72.0 million;
- Proposed merger with Vaquero Energy Ltd. ("**Vaquero**") expected to be completed on or before June 30, 2005;
- Estimated 2005 capital budget of $60 million (which will be increased to $95 million if the proposed Vaquero merger is completed); and
- Estimated exit 2005 daily production of approximately 11,700 boe/d to 13,200 boe/d assuming the merger with Vaquero is completed.

2004 Financial Results

Gross oil and gas revenue increased 142% in 2004 to $41.0 million, an increase of $24.1 million from $16.9 million in 2003. Cash flow increased 70% in 2004 to $19.8 million ($1.24/basic share), an increase of $8.2 million from $11.6 million ($0.80/basic share) in 2003. The majority of these increases can be

attributed to growth in production volumes resulting primarily from the Company's acquisition of Rubicon Energy Corporation ("**Rubicon**") combined with production increases in the Pembina and Retlaw areas and increased prices for oil and NGL's.

Highpine spent $112.3 million of net capital expenditures in 2004, an increase of 378% from $23.5 million spent in 2003, with $51.1 million on the Rubicon acquisition, $12.5 million on land and seismic, $27.0 million on exploration drilling and $21.7 million on facilities and equipment in 2004. The increase in capital expenditures relate primarily to Highpine's successful 2004 drilling programs at Pembina and Joffre.

The following table summarizes certain financial information for the periods indicated.

FINANCIAL *($000's except per share amounts)*	**2004**	2003	% Change
Oil and gas revenues	**41,024**	16,926	142
Cash flow [1]	**19,773**	11,616	70
Per share – basic	**1.24**	0.80	55
Per share – diluted	**1.22**	0.80	53
Net earnings [2]	**3,177**	19,108	(83)
Per share – basic	**0.20**	1.32	(85)
Per share – diluted	**0.20**	1.31	(85)
Capital expenditures			
Net capital expenditures	**61,133**	23,505	160
Rubicon acquisition	**51,151**	-	-
Total assets	**163,389**	44,040	271
Working capital (deficiency), net of bank debt	**(49,637)**	5,258	(1,044)
Shareholders' equity	**77,333**	34,385	124
Shares outstanding			
Class A & B	**16,478**	14,466	37
Warrants	**3,300**	-	-

Notes:
(1) In 2003, cash flow includes a non-recurring dividend income of $2.1 million.
(2) Net earnings in 2003 includes non-recurring amounts relating to a $17.4 million gain on the sale of the Monolith Oil Corp. investment and $2.1 million of dividend income.

2004 Operational Results

In 2004, Highpine participated in the drilling of 54 gross (23 net) wells with an overall success rate of 80%. Of the wells drilled, 21 gross (9 net) wells were drilled in the Pembina Nisku trend experiencing a success rate of approximately 60%.

Highpine's 2004 average daily production of 2,648 boe/d was a 129% increase over 2003 production of 1,157 boe/d.

In 2004, Highpine's total proved plus probable gross working interest reserves were 12.2 million boe, an increase of 202% compared to 4.04 million boe in 2003. In addition, the Company's working interest undeveloped landholdings were 90,600 net acres, an increase of 50% compared to 60,500 net acres in 2003.

In March 2004, Highpine indirectly acquired assets from Rubicon for approximately $51.1 million. At the time of the acquisition, Rubicon owned significant producing properties in the Pembina area.

Highpine completed a private placement of 2,000,000 common shares in July 2004 for gross proceeds of $10.8 million and a private placement of 3,300,000 special warrants in October 2004 for gross proceeds of $29.7 million.

The following table summarizes certain operational information for the periods indicated.

OPERATIONAL	**2004**	2003	% Change
Average daily production			
Oil and NGLs (bbls/d)	**1,578**	443	256
Natural gas (mcf/d)	**6,423**	4,281	50
Barrels of oil equivalent (boe/d)	**2,648**	1,157	129
Average selling price[(1)]			
Oil and NGLs ($/bbl)	**42.91**	34.29	25
Natural gas ($/mcf)	**6.91**	7.28	(5)
Operating netbacks ($/boe)	**25.74**	27.30	(6)
Wells drilled			
Gross	**54**	23	135
Net	**23**	14	64

Note:
(1) After giving effect to commodity hedges.

2005 Outlook

The Company announced in early April, that it had entered into a merger agreement with Vaquero whereby it plans to acquire all of the issued and outstanding shares of Vaquero pursuant to a plan of arrangement to be approved by the Vaquero shareholders no later than June 30, 2005. Highpine will increase its core asset base located in the Pembina Nisku trend assuming the completion of the plan of arrangement with Vaquero.

The Company has set a preliminary capital budget of $60 million for 2005 and plans to drill approximately 40 gross wells (20 net), funded from cash flow and bank debt. Of the total budget, approximately $15 million is allocated to development drilling, approximately $27 million is allocated to exploration drilling (including undeveloped land acquisitions and seismic programs) and approximately $18 million is allocated to facilities and tie-ins. Assuming the completion of the merger with Vaquero, Highpine expects to increase its capital budget to $95 million for 2005.

Highpine estimates that its exit 2005 daily production will be approximately 11,700 boe/d to 13,200 boe/d assuming the merger with Vaquero is completed.

Additional Information

Additional information regarding Highpine and its business and operations may be found in its initial annual information form, 2004 management's discussion and analysis and December 31, 2004 audited consolidated financial statements which will be filed on SEDAR on or before April 29, 2005.

Highpine has also posted an April 2005 corporate presentation on its website at www.highpineog.com.

Reader Advisory

Certain of the information contained in this press release assumes that Highpine has merged with Vaquero on the terms set out in Highpine and Vaquero's joint press release dated April 6, 2005. This merger is subject to the receipt of the approval of the securityholders of Vaquero, the approval of the Court of Queen's Bench for the Province of Alberta as well as all other necessary regulatory approvals. In this press release, the term "gross working interest reserves" means Highpine's total working interest and/or royalty interest share before royalties owned by others.

Boes may be misleading, particularly if used in isolation. A boe conversion ratio of six mcf to one bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. This conversion factor is an industry accepted norm and is not based on either energy content or current prices.

Statements in this press release contain forward-looking information including expectations of future production and components of cash flow and earnings. Readers are cautioned that assumptions used in the preparation of such information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. These risks include, but are not limited to; the risks associated with the oil and gas industry, commodity prices and exchange rate changes. Industry related risks include, but are not limited to; operational risks in exploration, development and production, delays or changes in plans, risks associated with the uncertainty of reserve estimates, health and safety risks and the uncertainty of estimates and projections of production, costs and expenses. The risks outlined above should not be construed as exhaustive. The reader is cautioned not to place undue reliance on this forward-looking information. The Company undertakes no obligation to update or revise any forward-looking statements except as required by applicable securities laws.

Readers are further cautioned that the preparation of financial statements in accordance with Canadian generally accepted accounting principles ("**GAAP**") requires management to make certain judgements and estimates that affect the reported amounts of assets, liabilities, revenues and expenses. Estimating reserves is also critical to several accounting estimates and requires judgments and decisions based upon available geological, geophysical, engineering and economic data. These estimates may change, having either a negative or positive effect on net earnings as further information becomes available, and as the economic environment changes.

Cash flow from operations and operating netbacks are not recognized measures under GAAP. Management believes that in addition to net income, cash flow from operations and operating netbacks are useful supplemental measures as they demonstrate Highpine's ability to generate the cash necessary to repay debt or fund future growth through capital investment. Readers are cautioned, however, that these measures should not be construed as an alternative to net income determined in accordance with GAAP as an indication of Highpine's performance. Highpine's method of calculating these measures may differ from other companies and, accordingly, they may not be comparable to measures used by other companies. For these purposes, Highpine defines cash flow from operations as cash provided by operations before changes in non-cash operating working capital and defines operating netbacks as revenue less royalties and operating expenses.

Highpine Oil & Gas Limited is a Calgary-based oil and natural gas company engaged in the exploration for, and the acquisition, development and production of, natural gas and crude oil in Western Canada. The Company's class A common shares trade on the Toronto Stock Exchange under the symbol "HPX".

For further information, please contact:

A: Gordon Stollery, Chairman, President and Chief Executive Officer
Greg N. Baum, Executive Vice President and Chief Operating Officer or
Harry D. Cupric, Vice President, Finance and Chief Financial Officer

Highpine Oil & Gas Limited
Suite 2200, 500 - 4th Avenue S.W.
Calgary, Alberta T2P 2V6
Canada
Telephone: (403) 265-3333
Facsimile: (403) 265-3362
Website: www.highpineog.com